UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
 SECURITIES EXCHANGE ACT OF 1934
For the month of December 2002
(Commission File No. 001-14487)

TELE NORTE LESTE PARTICIPACOES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of registrant's name in English)
Rua Humberto de Campos, 425 - 8 andar
Rio de Janeiro, R.J.
Federative Republic of Brazil
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  X  Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes           No  X


SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
					TELE NORTE LESTE PARTICIPACOES S.A.

Date:	December 17, 2002
By
Name:	Marcos Grodetsky
Title:	Director of Investor Relations




TELEMAR PARTICIPACOES S.A.
   CNPJ/MF nr. 02.107.946/0001-87
TELE NORTE LESTE PARTICIPACOES S.A.
CNPJ/MF nr. 02.558.134/0001-58
Publicly-held company

Publicly-held company


PRESS RELEASE - NOTICE TO SHAREHOLDERS

Telemar Participacoes S.A. (the "Controlling Shareholder") and Tele Norte Leste Participacoes S.A. (the "Company") announce to the public, in accordance with the provisions set forth in Instrucao CVM nr. 358, dated January 03, 2002, that the Controlling Shareholder will proceed with the sale, either directly or in groups, of up to 3,813,397,116 (three billion, eight hundred and thirteen million, three hundred and ninety seven thousand, one hundred and sixteen) nominative preferred shares issued by the Company, subject to the following terms and conditions:

1. The sale of the above mentioned shares will be carried out in Sao Paulo's Stock Exchange - BOVESPA and thus comply with the rules and regulations of the above-mentioned institution;
2. Merrill Lynch S.A., Corretora de Titulos e Valores Mobiliarios, registered with CNPJ under nr. 02.670.590/0001-95, with headquarters at Avenida
Paulista, 37 - 3rd floor, will be the broker working on the sale of the shares;
3. The sale of these shares shall begin on December 18, 2002 and shall remain valid for a 40-day-period, which may be extended, if necessary.

The shares contemplated by this sale result from the capital increase carried out by the Company in accordance with the 173rd Board of Directors Meeting, held on the April 26, 2002, as well as from the capitalization of the goodwill (reserva especial de agio) approved by the Ordinary Shareholders
 Meeting of 2002, and thus do not characterize any reduction of Telemar Participacoes' current interest of 54.74% of the voting capital of the
Company.


Rio de Janeiro, December 17, 2002.



Celso Fernandez Quintella
Marcos Grodetzky
Investors' Relation Officer of
Telemar Participacoes S.A.
Investors' Relation Officer of
Tele Norte Leste Participacoes S.A.




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